EXHIBIT 12.1

HOSPITALITY PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Nine Months Ended September 30,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003

Income from Continuing Operations	$79,062	$144,363	$227,817	$156,501	$118,779	$116,221	$227,432
Fixed Charges	110,626	102,488	140,517	81,451	65,263	50,393	44,536
Adjusted Earnings	$189,688	$246,851	$368,334	$237,952	$184,042	$166,614	$271,968

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs	$110,626	$102,488	$140,517	$81,451	$65,263	$50,393	$44,536

Ratio of Earnings to Fixed Charges	1.71x	2.41x	2.62x	2.92x	2.82x	3.31x	6.11x